Contact

taylorvision@cox.net

www.linkedin.com/in/bruce-taylor-7493651 (LinkedIn)
www.TaylorVisionHD.com (Company)

Top Skills

HD Video

Broadcast

Television

Honors-Awards

Hall of Fame Inductee

Publications

LIVE sports production is on the rise.

Bruce Taylor

Emmy Award-winning Director of Photography - Documentaries | Features | Branded Content - Clients include: Disney, FOX Sports, ESPN, DirecTV, NFL Network, Amazon Prime Video, HBO, A&E, HGTV

Greater Hartford

Summary

With a career spanning over four decades in the film and television industry, my work as a Director of Photography has been defined by a commitment to excellence and an innate passion for on-location production.
At TaylorVision, we pride ourselves on our ability to bring stories to life through exceptional visual storytelling, ensuring that every frame resonates with the audience. From documentary films and sports features, to commercials and impactful branded content, our team handles it all.

Experience

TaylorVision Productions

Cinematographer | Director of Photography

September 1997 - Present (29 years 2 months)

Worldwide

Bringing together the perfect mix of talented, passionate, and committed professionals is one of the main strengths of TaylorVision Productions. Our team creates and captures stunning visuals and pitch-perfect sound for global ad agencies, every major television network, and many Fortune 500 companies. As the Director of Photography, I take pride in what we're able to achieve. We're consistently within budget, always on time, and creatively unique. www.TaylorVisionHD.com

Summer Jam, LLC

Producer / Director of Photography

June 2022 - Present (4 years 5 months)

Los Angeles Metropolitan Area

Summer Jam @ Watkins Glen - The Documentary — In the summer of 1973, The Allman Brothers, The Grateful Dead, and The Band attracted 600,000

hippies to a tiny town of 4000 people in upstate NY. What could possibly go wrong? This film will have it all. www.SummerJamFilm.com

ESPN

Director Of Photography

September 1981 - Present (45 years 2 months)

Bristol, CT- Worldwide

I don't think anyone has been shooting for ESPN longer than I have. As one of the first four staff feature cameramen at ESPN, and one of less than ten in the network's existence, I was responsible for covering every major sports star and the games they played. After leaving the full time staff, I continued my relationship through TaylorVision. Lately we've been shooting amazing things for ESPN CreativeWorks, ESPN Films "30 for 30", "E:60" and "Outside the Lines".

FOX Sports

Director Of Photography

January 1999 - Present (27 years 10 months)

United States

Since 1999, FOX Sports has trusted Bruce Taylor with some of their highest profile events beginning with their very first Super Bowl in Miami. Since that time, FOX has also depended on TaylorVision for World Series feature coverage, US Open Golf, the Aaron Hernandez murder trial, The Tom Brady "Deflategate" debacle and countless features on the Patriots, Giants, Jets, Red Sox, NY Yankees.

NFL Media

NFL Network - DP | Crew coordinator

2003 - Present (23 years)

New England / New York

Since it's inception, NFL Network has relied heavily on TaylorVision Productions to provide the crews needed for their coverage of all matters related to the New England Patriots: including training camp news, in-depth features, regular and post season games, the NFL draft and owners meetings.

DIRECTV

The Dan Patrick Show - Director Of Photography

July 2009 - Present (17 years 4 months)

Milford, CT

Director of Photography | camera crew coordinator | lighting director/consultant at the Emmy-nominated Dan Patrick Show on DirecTV. Unfortunately AT&T

pulled the plug on the DP Show when it shut down the Audience Network. What we accomplished in Milford, CT with a control room 2500 miles away in Los Angeles is nothing short of impressive. I was proud to be part of such a talented group.

Quinnipiac University
Quinnipiac University SOC Alumni Board
January 2019 - Present (7 years 10 months)
United States

Appointed to the the School of Communications Alumni Advisory Board in late 2019 to provide students with guidance, advice, connections and professional opportunities, as well as crucial insight into the ever-changing film and television industry.

Quinnipiac University
School of Comm. Advisory Board
April 2008 - February 2018 (9 years 11 months)

As a member of the School of Communications advisory board, I provided input on the school's strategic plans, goals and mission. I served as an external advocate for the school within the private sector to strengthen existing relationships and forge new affiliations.

Quinnipiac University
Adjunct Professor
September 1988 - January 1995 (6 years 5 months)
Hamden, CT

Taught entry level and advanced courses in electronic field / location production. Don't hold me to those exact dates.

Education

Quinnipiac University
BA, Communications · (1977 - 1981)